July 23, 2019

Kurt Rossner
Chief Executive Officer
LeafBuyer Technologies, Inc.
6888 S. Clinton Street, Suite 300
Greenwood Village, Colorado 80108

       Re: LeafBuyer Technologies, Inc.
           Form S-1 Registration Statement
           Filed July 15, 2019
           File No. 333-232654

Dear Mr. Rossner:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Beverly Singleton at (202) 551-3328 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure